[VERSATEL LOGO]


                                                                   PRESS RELEASE


       VERSATEL ANNOUNCES CONFIRMATION BY US COURT OF COMPANY'S CHAPTER 11
                             PLAN OF REORGANIZATION

AMSTERDAM, 6 SEPTEMBER 2002, VERSATEL TELECOM INTERNATIONAL N.V. announced today that the United States Bankruptcy Court for the Southern District of New York yesterday confirmed the Company's Chapter 11 Plan of Reorganization. Under the plan, approximately EUR 1.7 billion in Versatel's bonds will be exchanged for cash and approximately 80% of Versatel's common stock. Versatel's existing common shareholders will retain ownership of approximately 20% of the company and receive warrants to purchase up to approximately 4% of the Company's common stock. Versatel intends to seek approval for its restructuring by a court in Amsterdam later this month and to consummate its restructuring shortly thereafter.

                                     - END -

VERSATEL TELECOM INTERNATIONAL N.V. (EURONEXT: VRSA) based in Amsterdam, is a competitive communications network operator and a leading alternative to the former monopoly telecommunications carriers in our target market of the Benelux and northwest Germany. Founded in October 1995, the Company holds full telecommunications licenses in The Netherlands, Belgium and Germany and has over 81,000 business customers and 1,168 employees. Versatel operates a facilities-based local access broadband network that uses the latest network technologies to provide business customers with high bandwidth voice, data and Internet services. Versatel is a publicly traded company on Euronext Amsterdam under the symbol "VRSA". News and information are available at http://www.versatel.com.

The statements contained in this press release that are not historical facts are "forward looking statements," including statements concerning Versatel's anticipated restructuring and elimination of its debt through a suspension of payments proceeding in The Netherlands and a Chapter 11 proceeding in the United States and other statements made in this release. Actual events or results may differ materially as a result of risks facing Versatel or actual results differing from the assumptions underlying such statements. All forward looking statements are expressly qualified in the entirety by the "Risk Factors" and other cautionary statements included in our Form 20-F for the year ended December 31, 2001 filed with the SEC. All publicly available information dealing with our restructuring, including the First Amended Disclosure Statement dated 26 July 2002 in respect of the US Chapter 11 proceedings, is available on Versatel's website at http://www.versatel.com.

Note to Editors: The Versatel logo is a registered trademark of Versatel Telecom International NV in The Netherlands, Belgium, Luxembourg, Germany and several other European countries.

CONTACTS:

VERSATEL TELECOM INTERNATIONAL N.V.
-----------------------------------
AJ Sauer                                  Anoeska van Leeuwen
Manager, Investor Relations and           Director Corporate Communications
  Corporate Development                   Tel:  +31-20-750-1322
Tel:  +31-20-750-1231                     E-mail: anoeska.vanleeuwen@versatel.nl
E-mail: aj.sauer@versatel.nl